05/29/2017

Ms. Mara L. Ransom
Assistant Director
Office of Consumer Products
U.S. Securities and Exchange Commission
Washington, D.C, 20549

CC: Atty. Scott Anderegg; Atty. Jacqueline Kaufman

Dear Ms. Ransom:

This brief letter is in further response to your April 11, 2017 comments letter to Atlan Media, Inc. (“AMI” or the “Company”), concerning our Form 8-K filed February 14, 2017. Please know that:

(1) We are now aware that we should have filed Schedule 14C pursuant to the Securities Exchange Act of 1934.

(2) In the future, we will not make this mistake and will file appropriately and timely.

All the Best,

Timothy A. Holly
Chief Executive Officer

1075 Peachtree St, N.E., Suite 3650, Atlanta, GA 30309 * Tel: 404-965-3645 Fax: 855-843-8272